Antelope Enterprise Holdings Ltd

Room 1802, Block D, Zhonghai International Center,

Hi-Tech Zone, Chengdu, Sichuan Province, PRC

June 28, 2024

VIA EDGAR

Mr. Uwem Bassey

Mr. Mitchell Austin

Division of Corporation Finance

Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Antelope Enterprise Holdings Ltd
Registration Statement on Form F-1 Filed May 24, 2024
File No. 333-279733

Dear Mr. Bassey and Mr. Austin

Antelope Enterprise Holdings Ltd. (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on June 10, 2024 regarding the Company’s Registration Statement on Form F-1 that was filed with the Commission on May 24, 2024 (the “Staff’s Letter”).

Registration Statement on Form F-1

Cover Page

1.	Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a British Virgin Islands holding company with operations conducted by your subsidiaries based in China and that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure. Additionally, please confirm, if true, that you do not use a variable interest entity structure.

RESPONSE: In response to the Staff’s comment, we revised our disclosure on the cover page accordingly and we confirmed that we do not use a variable interest entity structure.

Prospectus Summary, page 1

2.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: In response to the Staff’s comment, we revised our disclosure in the summary of risk factors on page 4 accordingly, and included the risk factors accordingly on page 13.

Risk Factors, page 12

3.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: In response to the Staff’s comment, we revised our disclosure in the risk factors on page 12 accordingly.

Enforceability of Civil Liabilities, page 111

4.	You disclose here that many of your officers and directors, and some of the experts named in this prospectus, are residents of PRC or elsewhere outside of the U.S., and all of our assets and the assets of such persons are located outside the U.S. and as a result, it may be difficult for investors in the U.S. to effect service of process within the U.S. upon such directors, officers and representatives of experts who are not residents of the U.S. or to enforce against them judgments of a U.S. court predicated solely upon civil liability under U.S. federal securities laws or the securities laws of any state within the U.S. Please revise to clarify if you have any officers or directors in the U.S. Additionally, please revise to include a risk factor addressing the difficulty of bringing actions against these individuals and enforcing judgments against them.

RESPONSE: In response to the Staff’s comment, we revised our disclosure in the Enforceability of Civil Liabilities section on page 111 and included the separate risk factor on page 19 accordingly.

General

5.	We note you disclosed certain material terms of the equity line agreement. Please also disclose the following material terms of each equity line agreement, including: (1) the maximum principal amount available under the agreement; and (2) the term of the agreement.

RESPONSE: In response to the Staff’s comment, we revised our disclosure on the cover page, pages 12, 64, and 109 accordingly.

6.	Please revise to disclose the natural person or persons who exercise the voting and/or dispositive powers, or have the right to receive the economic benefit, with respect to the three equity line investors.

RESPONSE: In response to the Staff’s comment, we revised our disclosure on page 108 accordingly.

7.	We note that you entered into equity line agreements with three different entities. Please clarify whether there is any relationship between the three equity line investors. Additionally, please confirm, if true, that these investors are not related parties of the company.

RESPONSE: We respectfully inform the Staff that, due to a change in budget of one investor, Dongsheng International Group Ltd. (“Dongsheng”), the Company and Dongsheng entered into a termination and mutual release agreement on June 25, 2024, to terminate Dongsheng’s standby equity subscription agreement with us, effective on the date thereof. We have not sold any securities and Dongsheng has not purchased any securities of ours pursuant to the standby equity subscription agreement. On June 25, 2024, Hongfeng International Group Ltd. signed a standby equity subscription agreement, in the same form as the standby equity subscription agreement of Dongsheng.

In response to the Staff’s comment, we revised our disclosure accordingly and we hereby confirm that there is no relationship between the each of the four different entities and that these entities are not our related parties.

8.	Please file the executed equity line agreements with the three equity line investors as exhibits.

RESPONSE: In response to the Staff’s comment, we filed the executed equity line agreements with the all the equity line investors as exhibits 10.4, 10.5, 10.6 and 10.8 of the amendment No.1 to this Registration Statement.

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If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings please don’t hesitate to contact us.

Sincerely,

Antelope Enterprise Holdings Ltd

By:	/s/ Weilai Zhang
Name:	Weilai Zhang
Title:	Chief Executive Officer